ARTICLES SUPPLEMENTARY

OHIO NATIONAL FUND, INC.

Ohio National Fund, Inc. a Maryland corporation registered as an open-end company under the Investment Company Act of 1940, as amended, hereby files these Articles Supplementary for record in connection with the classification of certain shares of its common stock.

FIRST: Pursuant to resolutions duly adopted at a meeting, the Board of Directors has renamed the International class of shares the ON International Equity class.

SECOND: Pursuant to resolutions duly adopted at a meeting, the Board of Directors has renamed the International Small-Mid Company class of shares the ON Foreign class.

Wherefore, Ohio National Fund, Inc. has caused these Articles Supplementary to be executed in Montgomery, Ohio, by its authorized officers this 27th day of March, 2017.

OHIO NATIONAL FUND, INC.

By:	/s/ Michael DeWeirdt	Attest:	/s/ Kimberly Plante
	Michael DeWeirdt, President		Kimberly Plante, Secretary

STATE OF OHIO	)
	)	ss.
COUNTY OF HAMILTON	)

I hereby certify that on the 27th day of March, 2017 before me, the subscriber, a Notary Public of the State of Ohio in and for the County aforesaid, personally appeared Michael DeWeirdt, President of Ohio National Fund, Inc., a Maryland corporation, and acknowledged the foregoing Articles Supplementary to be the act and deed of said corporation, and that the matters set forth in said Articles Supplementary with respect to authorization and approval are true to the best of his knowledge, information and belief.

WITNESS my hand and Notarial Seal the day and year last above written

/s/ Rebekah Lynn Brock
Notary Public